                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                    ----------------------------------


                                FORM 11-K


      (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1996

                                  or

      ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE  SECURITIES  EXCHANGE  ACT  OF 1934 (NO FEE RE-
  QUIRED)

     For the transition period from  ___________________

                         Commission file number 1-2360


                         IBM TAX DEFERRED SAVINGS PLAN
                         -----------------------------
                           (Full title of the plan)


                     Manager of Benefits - U.S. Operations
                                     IBM
                                   Route 9
                            Town of Mount Pleasant
                        Sleepy Hollow, New York 10591
                     -------------------------------------
                             (Address of the plan)



                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                  -------------------------------------------
         (Name of issuer of the securities held pursuant to the plan)

                               Old Orchard Road

                            Armonk, New York 10504
                            ----------------------
               (Address of issuer's  principal  executive  office)

                      REQUIRED INFORMATION



                                                                     Page
                                                                     ----
  Consent of Independent Accountants                                   3
  Report of Independent Accountants                                    4


  Financial Statements:
  ---------------------

  Statements of Net Assets Available for Plan Benefits, with Fund
    Information, as of December 31, 1996 and December 31, 1995         5
  Statement of Changes in Net Assets Available for Plan
    Benefits, with Fund Information, for the year ended
    December 31, 1996                                                  8
  Notes to Financial Statements                                       10

  Supplementary Schedules:
  ------------------------

  Schedule I  - Item 27a - Assets Held for Investment Purposes
    at December 31, 1996                                              30
  Schedule II - Item 27d - Schedule of Reportable Transactions        34



                           SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        IBM    TAX    DEFERRED
  SAVINGS PLAN

  Dated June 27, 1997                   By:           J. R. Joyce
                                           -------------------------------
                                           (Vice President and Controller)

               CONSENT OF INDEPENDENT ACCOUNTANTS



       We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-09055) of the IBM Tax Deferred Savings Plan of our report dated June 17, 1997 appearing on page 4 of this Annual Report on Form 11-K for the year end December 31, 1996.






  PRICE WATERHOUSE LLP

  1177 Avenue of the Americas
  New York, NY 10036
  June 17, 1997

               REPORT OF INDEPENDENT ACCOUNTANTS




  To the Members of the
  IBM Retirement Plans Committee and the
  Participants of the International Business Machines Corporation (IBM) IBM Tax Deferred Savings Plan


  In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opin-ion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the fi-nancial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is addi-tional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for bene-fits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



  PRICE WATERHOUSE LLP



  1177 Avenue of the Americas
  New York, NY  10036
  June 17, 1997

                                                       INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                            IBM TAX DEFERRED SAVINGS PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                              AS OF DECEMBER 31, 1996
                                                              (Dollars in thousands)

                                                    Large      Small                                Total     Income  Conserv.
                                         Money    Company    Company     IBM     Fixed    Int'l.     Bond  Plus Life      Life
                                        Market      Index      Stock   Stock    Income     Stock   Market   Strategy  Strategy
                                          Fund       Fund       Fund    Fund      Fund      Fund     Fund       Fund      Fund
                                       -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
  Assets:
   Investments at fair value:

    Interest in equity-oriented
     General Employee Benefit
     Trust pooled funds
     (cost: $4,245,253)                         3,390,453  1,639,225                     487,544               4,374    29,492
    Interest in short-term investment-
     oriented General Employee Benefit
     Trust pooled funds
     (cost: $ 426,042)                 366,350                        12,848    44,065                           212       476
    Investment contracts
     (cost: $3,601,544)                                                      3,387,891                        16,286    36,626
    Interest in bond market-oriented
     General Employee Benefit Trust
     pooled funds (cost: $ 159,970)                                                                42,165      1,096     7,397
    IBM Common Stock (cost: $ 461,256)                               738,140
                                       -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
      Total investments                366,350  3,390,453  1,639,225 750,988 3,431,956   487,544   42,165     21,968    73,991

   Income and sales proceeds receivable  1,707          4                          184         1
   Contributions receivable (payable)      180         10          3     191        82         4
   Loans receivable
   Transfers receivable (payable)           (1)        (1)         6     (56)     (211)
   Reinstatements receivable                15         53                          448         2
                                       -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
      Total assets                     368,251  3,390,519  1,639,234 751,123 3,432,459   487,551   42,165     21,968    73,991

  Liabilities:

   Expenses payable                        155        537        300     152       443       211       21          1         6
   Investments purchased                                               4,648
                                       -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
      Total liabilities                    155        537        300   4,800       443       211       21          1         6
                                       -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
   Net assets available for plan
         benefits                      368,096  3,389,982  1,638,934 746,323 3,432,016   487,340   42,144     21,967    73,985
                                       =======  =========  ========= ======= =========  ========  =======  =========  ========

  The accompanying notes are an integral part of this financial statement.

                                                INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                        IBM TAX DEFERRED SAVINGS PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION (CONTINUED)
                                                          AS OF DECEMBER 31, 1996
                                                          (Dollars in thousands)

                                          Moderate  Aggressive
                                              Life        Life
                                          Strategy    Strategy     Loan
                                              Fund        Fund     Fund       Total
                                         --------- -----------  -------  ----------
  Assets:
   Investments at fair value:

    Interest in equity-oriented
     General Employee Benefit
     Trust pooled funds
      (cost: $4,245,253)                   388,389      73,931            6,013,408
    Interest in short-term investment-
     oriented General Employee Benefit
     Trust pooled funds
      (cost: $ 426,042)                      2,091                          426,042
    Investment contracts
      (cost: $3,601,544)                   160,741                        3,601,544
    Interest in bond market-oriented
     General Employee Benefit Trust
     pooled funds (cost: $ 159,970)         97,386      18,535              166,579
    IBM Common Stock (cost: $ 461,256)                                      738,140
                                         --------- -----------  -------  ----------
      Total investments                    648,607      92,466           10,945,713

   Income and sales proceeds receivable                      1                1,897
   Contributions receivable (payable)            3                              473
   Loans receivable                                             270,329     270,329
   Transfers receivable (payable)                1                  262
   Reinstatements receivable                                        354         872
                                         --------- -----------  -------  ----------
      Total assets                         648,611      92,467  270,945  11,219,284

  Liabilities:

   Expenses payable                             87          12                1,925
   Investments purchased                                                      4,648
                                         --------- -----------  -------  ----------
      Total liabilities                         87          12                6,573
                                         --------- -----------  -------  ----------
   Net assets available for plan
         benefits                          648,524      92,455  270,945  11,212,711
                                         ========= ===========  =======  ==========

  The accompanying notes are an integral part of this financial statement.

                                                       INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                            IBM TAX DEFERRED SAVINGS PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                              AS OF DECEMBER 31, 1995
                                                              (Dollars in thousands)
                                                                                            U.S.
                                        Money  Large Co.  Small Co.     IBM      Fixed     Govt.   Int'l. Balanced
                                       Market      Index      Stock   Stock     Income      Sec.    Stock    Asset     Loan
                                         Fund       Fund       Fund    Fund       Fund      Fund     Fund     Fund     Fund   Total
                                      -------  ---------  --------- -------  ---------  --------  -------  -------  ------- -------
Assets:
 Investments at fair value:

  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
    (cost: $ 3,436,696)                      2,600,587  1,238,699                               358,819   209,990         4,408,095
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
    (cost: $ 327,791)               314,589                        13,193                                       9           327,791
  Investment contracts
    (cost: $ 3,528,652)                                                    3,424,025                      104,627         3,528,652
  Interest in U.S. Gov't Securities-
   oriented General Employee Benefit
   Trust pooled funds
    (cost; $ 87,235)                                                                    59,964            34,906             94,870
  IBM Common Stock (cost: $ 441,245)                              524,270                                                   524,270
                                    -------  ---------  --------- -------  ---------   -------  -------  ------- -------  ---------
    Total investments               314,589  2,600,587  1,238,699 537,463  3,424,025    59,964  358,819  349,532          8,883,678

 Income and sales proceeds receivable 1,597                            49        (18)                         43              1,671
 Contributions receivable (payable)      68        122         34     139         27         2      (17)      17                392
 Loans receivable                                                                                                258,078    258,078
 Transfers receivable (payable)        (315)      (293)     1,002   1,510     (2,733)     (176)     282      143     580
 Reinstatements receivable                4          3                           296                  1              426        730
                                    -------  ---------  --------- -------  ---------   -------  -------  ------- -------  ---------
    Total assets                    315,943  2,600,419  1,239,735 539,161  3,421,597    59,790  359,085  349,735 259,084  9,144,549

Liabilities:

 Expenses payable                       134        630        422     229      1,136        23      168      101              2,843
 Investments purchased                               8          9   1,796          4                  2        1              1,820
                                    -------  ---------  --------- -------  ---------   -------  -------  ------- -------  ---------
    Total liabilities                   134        638        431   2,025      1,140        23      170      102              4,663
                                    -------  ---------  --------- -------  ---------   -------  -------  ------- -------  ---------
 Net assets available for plan
       benefits                     315,809  2,599,781  1,239,304 537,136  3,420,457    59,767  358,915  349,633 259,084  9,139,886
                                    =======  =========  ========= =======  =========   =======  =======  ======= =======  =========

The accompanying notes are an integral part of this financial statement.

                                                       INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                              IBM TAX DEFERRED SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS
                                                   AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                (Dollars in thousands)

                                                                                      U.S.              Total     Income  Conserv.
                                  Money   Large Co.  Small Co.    IBM       Fixed     Govt   Int'l       Bond  Plus Life      Life
                                 Market      Index      Stock    Stock     Income     Sec.    Stock    Market   Strategy  Strategy
                                   Fund       Fund       Fund     Fund       Fund     Fund     Fund      Fund       Fund      Fund
                                -------  ---------  ---------  -------  ---------   ------  -------  --------  ---------  ------
Additions:
  Participant contributions      36,435    171,510    137,925   43,807    141,512    3,613   49,774     2,448        133     1,055
  Employer contributions         14,792     55,570     43,689   14,258     47,204    1,181   15,428       713         34       148
  Participant loan repayments     7,384     44,191     30,735   13,356     51,575      672    9,231       493         46       201
  Participant directed transfer
    of investments, net          (4,751)    11,055       (597)(149,384)  (233,973) (63,582)  37,417    37,687     21,334    70,180
                                -------  ---------  ---------  -------  ---------   ------  -------  --------  ---------  --------
  Total contributions
    and transfers                53,860    282,326    211,752  (77,963)     6,318  (58,116) 111,850    41,341     21,547    71,584
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
  Interest and dividend
    income from investments      18,342         11         22    7,435    215,347        7        2                  270       620

  Unrealized and realized gain
    on investments, net                    626,136    245,314  309,381                 606   33,819     1,704        318     2,130
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
     Total additions             72,202    908,473    457,088  238,853    221,665  (57,503) 145,671    43,045     22,135    74,334
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
Reductions:
  Distributions to participants  18,778     81,336     38,569   15,476    147,808    1,617   12,424       743         98       286
  Transfers (from) to other
    benefits plans, net         (10,391)    (6,113)    (5,191)  (1,097)    (2,199)    (148)  (2,117)     (250)                (103)
  Loans to participants          11,009     40,484     22,722   14,892     62,123      727    6,171       363         66       152
  Administrative expenses           519      2,565      1,358      395      2,374       68      768        45          4        14
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
  Total reductions               19,915    118,272     57,458   29,666    210,106    2,264   17,246       901        168       349
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
  Increase (decrease) in net
    assets during the year       52,287    790,201    399,630  209,187     11,559  (59,767) 128,425    42,144     21,967    73,985
  Net assets available for plan
    benefits:
    Beginning of year           315,809  2,599,781  1,239,304  537,136  3,420,457   59,767  358,915
                                -------  ---------  ---------  -------  ---------  -------  -------  --------  ---------  --------
    End of year                 368,096  3,389,982  1,638,934  746,323  3,432,016           487,340    42,144     21,967    73,985
                                =======  =========  =========  =======  =========  =======  =======  ========  =========  ========

The accompanying notes are an integral part of this financial statement.

                      INTERNATIONAL BUSINESS MACHINES CORPORATION
                              IBM TAX DEFERRED SAVINGS PLAN
                            STATEMENT OF CHANGES IN NET ASSETS
              AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION (CONTINUED)
                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (Dollars in thousands)

                                          Moderate    Aggressive
                                              Life          Life
                                          Strategy      Strategy       Loan
                                              Fund          Fund       Fund       Total
                                         ---------   -----------    -------  ----------
  Additions:
    Participant contributions               41,982         1,888      2,768     634,850
    Employer contributions                  13,320           570                206,907
    Participant loan repayments              8,871           418   (167,173)
    Participant directed transfer
      of investments, net                  189,507        85,107
                                         ---------   -----------    -------  ----------
    Total contributions
      and transfers                        253,680        87,983   (164,405)    841,757
                                         ---------   -----------    -------  ----------
    Interest and dividend
      income from investments               12,047                   23,051     277,154

    Unrealized and realized gain
      on investments, net                   54,140         4,870              1,278,418
                                         ---------   -----------    -------  ----------
       Total additions                     319,867        92,853   (141,354)  2,397,329
                                         ---------   -----------    -------  ----------
  Reductions:
    Distributions to participants           16,294           168     13,139     346,736
    Transfers (from) to other
      benefits plans, net                   (3,118)         (289)      (231)    (31,247)
    Loans to participants                    7,376           502   (166,587)
    Administrative expenses                    424            17        464       9,015
                                         ---------   -----------    -------  ----------
    Total reductions                        20,976           398   (153,215)    324,504
                                         ---------   -----------    -------  ----------
    Increase (decrease) in net
      assets during the year               298,891        92,455     11,861   2,072,825
    Net assets available for plan
      benefits:
      Beginning of year                    349,633                  259,084   9,139,886
                                         ---------   -----------    -------  ----------
      End of year                          648,524        92,455    270,945  11,212,711
                                         =========   ===========    =======  ==========


  The accompanying notes are an integral part of this financial statement.

             INTERNATIONAL BUSINESS MACHINES CORPORATION

                    IBM TAX DEFERRED SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS






  NOTE 1 - DESCRIPTION OF THE PLAN:


  GENERAL:

  The International Business Machines Corporation ("IBM") Tax De-ferred Savings Plan (the "Plan") offers all qualifying active reg-ular and part-time employees of IBM and certain of its eligible domestic related companies and partnerships an opportunity to de-fer up to twelve percent of their compensation, subject to the le-gal limit allowed by IRS regulations, which IBM will contribute on their behalf to any of eleven investment funds (eight funds prior to August 1, 1996). The investment objectives of these funds are described in Note 3. The Plan was established by resolution of IBM's Retirement Plans Committee effective July 1, 1983 and is held in trust for the benefit of its participants.

  The Plan includes the employees of  Technology  Service  Solutions
  (TSS) and Micrus, both less than wholly-owned subsidiaries of IBM. The provisions of the Plan for TSS employees are identical to those of the other Plan participants except for the matching deferral, which is one hundred percent of each participant's deferral up to a maximum of seven percent of eligible compen-sation. The Plan provisions for Micrus employees are identical to those of other Plan participants except for an additional profit sharing component which is set annually by Micrus management as a percentage of eligible employees' annual compensation. Micrus em-ployees, not covered by the IBM Retirement Plan, are eligible to receive this additional profit sharing component on January 1 fol-lowing the date on which they attain one year of service with Micrus. Eligible employees must be employed by Micrus on the an-nual contribution date of December 31st to receive the additional profit sharing component.

  The Plan is intended to qualify as a profit-sharing plan under the Internal Revenue Code of 1954, as amended, and is subject to the provisions of the Employees Retirement Income Security Act of 1974 ("ERISA"), as amended.

  ADMINISTRATION:

  The Plan is administered by IBM's Retirement Plans Committee which has appointed officials of IBM as plan administrators to assist in administering the Plan. The IBM Retirement Plans Committee has also appointed Bankers Trust Company as Trustee to safeguard the assets of the various funds, and outside investment managers to direct investments in the various funds.


  CONTRIBUTIONS AND PARTICIPANTS' EQUITY:

  Contributions are made to the Plan by IBM on behalf of each par-ticipant based upon the participant's elected compensation defer-ral. Participants may elect to defer up to twelve percent of their eligible compensation, subject to the legal limit allowed by IRS regulations.

  IBM's matching deferral is fifty percent of each participant's deferral up to a maximum of six percent of a participant's eligi-ble compensation. Participants may choose to have their contrib-utions invested entirely in any one of, or in any combination of, the following funds in five percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Fixed Income Fund, International Stock Fund, Total Bond Mar-ket Fund, Income Plus Life Strategy Fund, Conservative Life Strat-egy Fund, Moderate Life Strategy Fund, and Aggressive Life Strategy Fund. These funds and their investment objectives are more fully described in Note 3. Contributions are temporarily in-vested in short-term investments and are then allocated to the funds selected by the participant.

  Participants may elect to change their investment selection for future contributions once during any payroll period up to twenty-four times each calendar year. Employees may change their per-centage of deferred compensation up to six times in a calendar year (prior to January 1, 1996 the maximum number of changes per calendar year was four). Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily (prior to May 18, 1995 on a weekly basis), but a service fee will be incurred for each transfer in excess of eight in any cal-endar year. However, participant balances in the Fixed Income Fund may not be transferred directly into the Money Market Fund or Total Bond Market Fund, and if transferred into another fund may not subsequently be transferred to the Money Market Fund or Total Bond Market Fund for three months.

  The Trustee maintains an account in the name of each participant to which the Trustee records each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

  Effective January 22, 1996, the Plan was amended to allow partic-ipant rollover contributions of pretax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated compa-nies) who have existing accounts in the Plan. Retirees or employ-ees on leave or bridge leave of absence are not eligible for such rollovers.

  The interest of each participant in each of the funds is repres-ented by units/shares credited to the participant's account.

  The initial unit value of each fund on the first valuation date was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calcu-lation. The number of additional units to be credited to a par-ticipant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as deter-mined on the valuation date. Effective May 18, 1995, the IBM Stock Fund changed from share accounting to unit value accounting to provide for daily settlement of fund transactions.

  At December 31, 1996 and 1995 the number of participants in the Plan approximated 196,000 and 188,000, respectively. The number of individuals participating in each of the Plan's funds at Decem-ber 31, 1996, were approximately:

            Money Market                      53,000
            Large Company Index              136,000
            Small Company Stock              110,000
            IBM Stock                         50,000
            Fixed Income                     131,000
            International Stock               57,000
            Total Bond Market                  7,000
            Income Plus Life Strategy          1,000
            Conservative Life Strategy         2,000
            Moderate Life Strategy            39,000
            Aggressive Life Strategy           5,000

  Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn are generally taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 are generally subject to a penalty tax of 10%.

  Consistent with provisions established by the IRS a 1996 annual limit of $9,500 was set on employee deferrals under salary defer-ral plans, such as the IBM Tax Deferred Savings Plan.


  VESTING:

  Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching con-tributions and earnings thereon.



  DISTRIBUTION:

  A participant who has attained age 59 1/2 may request a cash dis-tribution of all or part of the value of the participant's ac-count. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. In the event that the participant retires under the IBM Retirement Plan or be-comes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of the par-ticipant's account in a specified number of annual cash install-ments over a period not to exceed ten years or to defer payment, whether lump-sum or installment, until age 70 1/2.

  Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the benefi-ciary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to desig-
  nate  another  person as beneficiary.   If the participant becomes
  married or remarried, any prior designation is cancelled and the current spouse automatically becomes the beneficiary. If the par-ticipant is single, the beneficiary may be anyone previously des-ignated by the participant under the Plan. If the participant is single and has not designated a beneficiary under the Plan, the beneficiary will be deemed to be the same beneficiary designated under the IBM Group Life Insurance Plan (unless the participant
  has assigned ownership of such insurance).    Effective  March  1,
  1997, this beneficiary default provision was amended and no longer reverts to a single participant's IBM Group Life Insurance Plan designation (refer to Note 8 - Subsequent Events). In the absence of an effective designation under the Plan at the time of death, the proceeds will normally be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

  Participants may borrow, subject to additional limitations rela-tive to prior loans, up to one-half of the value of the partic-ipant's account balance, but not to exceed $50,000. Participants are limited to two outstanding Plan loans at any one time. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25 percent above the prime rate. Repayment of a loan shall be made through monthly payroll deductions over a term of one to four years. Participants may prepay the entire remaining loan princi-pal after three regular monthly payments have been made. Employ-ees on an approved leave of absence may elect to make monthly loan payments directly to the Trustee. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

  Participants who retire or separate from IBM and have outstanding Plan loans, may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their or-iginal amortization schedule.

  The number of loans outstanding at December 31, 1996 and 1995  was
  48,033  and  49,077, respectively.   Interest rates on outstanding
  loans at December 31, 1996 ranged from 7.25% to 10.25%.


  TERMINATION OF SERVICE:

  The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical fol-lowing the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $3,500 at the time of sepa-ration, the participant may elect to defer distribution of the ac-count until age 70 1/2.


  TERMINATION OF THE PLAN:

  IBM reserves the right to terminate this Plan at any time by action of its Retirement Plans Committee. In such event, each participant or beneficiary receiving or entitled to receive pay-ments under the Plan will receive the balance of his or her ac-count at such time and in such manner as the Retirement Plans Committee shall determine at its discretion.

  In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts will be nonforfeitable.

  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  VALUATION OF INVESTMENTS:

  The fair value of the net assets of the Plan is based on the esti-mated fair values of the underlying assets and liabilities. In-vestments in reinverted investment companies and pooled funds are valued at the net asset values per share as quoted by such compa-nies or funds as of the valuation date. Interest accrued on in-vestments is recorded separately as interest receivable until paid and reinvested.

  Investments in fully benefit responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. Contracts include synthetic in-vestment contracts, whereby individual assets are placed in a trust with ownership by the Plan and a third party issues a wrap-per contract that provides that holders can, and must, execute transactions at contract value. Individual assets of the syn-thetic contracts are valued at representative quoted market prices. The wrapper is valued as the difference between fair value of the assets and contract value of the investment contract.



  USE OF ESTIMATES:

  The preparation of financial statements in conformity with gener-ally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of as-sets, liabilities and disclosures at the date of the financial statements. Actual results could differ from the estimates that were used.



  SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME:

  Security transactions are recorded on a trade-date basis. Real-ized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual ba-sis.

  ADMINISTRATIVE EXPENSES AND INVESTMENT MANAGEMENT FEES:

  All administrative costs of the Plan are paid by the Plan. This includes: (a) brokerage fees and commissions which are included in the cost of investments when purchased and in determining net proceeds on sales of investments (b) investment management fees which are paid from the respective fund's assets (excluding the IBM Stock Fund); such fees consist of fixed annual charges and charges which are based on a percentage of net asset value (c) operational expenses required for administration of the Plan con-sisting of trustee, recordkeeping, participant reports and commu-nications, and service center expenses, which are expenses charged against the fund's assets on a pro rata basis throughout the year.

  NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:


  The investment funds to which employees may contribute monies are described below:


  MONEY MARKET FUND - Preservation of principal, liquidity and a variable rate of income based on current market interest rates.

  Investments  in the Money Market Fund are managed by Bankers Trust
  Company.

  Investments are made in a diversified portfolio of high-quality money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to ex-ceed 182 days. At all times not less than twenty percent of the remaining assets of the fund must be composed of cash, demand ob-ligations and assets that mature on the next business day.

  The fund in which monies are invested is Bankers Trust Company's Discretionary Short-term Investment Fund.


  LARGE COMPANY INDEX FUND - Long term growth of capital with a market rate of return from a diversified group of large- and medium-capitalization company common stocks.

  This fund invests in a broad range of common stocks through Bank-ers Trust Company's Large Capitalization Equity Index Fund which is designed to produce investment results approximating the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S & P 500). The S & P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corpo-ration, chooses the stocks to be included in the index on a sta-tistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

  Dividends paid on common stocks in the portfolio are reinvested in the fund. The value of a participant's assets in this fund will vary as a result of fluctuations in the applicable common stock prices and dividends paid on those stocks. The broad diversifica-tion attained by investing in a large number of stocks generally results in less risk than an investment in a single stock.

  Investments in the Large Company Index Fund are managed by Bankers Trust Company.

  SMALL COMPANY STOCK FUND - Long term growth of capital from a di-versified group of medium- and small-capitalization company common stocks

  This fund invests in a broad range of common stocks to produce in-vestment results approximating the price and yield performance of medium- and small-capitalization company common stocks generally not represented in the Standard & Poor's 500 Index. Investors can use this fund as a complement to the Large Company Index Fund to attain extensive coverage of the total U.S. equity market. Divi-dends paid on common stocks in the portfolio are reinvested in the fund.

  The value of a participant's assets invested in this fund will vary as a result of fluctuations in applicable common stock prices and dividends paid on those stocks. The broad diversification at-tained by investing in a large number of stocks generally results in less risk than an investment in a single stock.

  Investments in the Small Company Stock Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.


  IBM STOCK FUND - Direct investment in IBM common stock, with divi-dends being reinvested in additional shares of IBM common stock.

  The IBM Stock Fund permits the participant to have contributions invested in IBM common stock, or to have existing account balances transferred into this fund so as to be invested in such IBM common stock. The return on the participant's investment will be deter-mined by the market price of IBM common stock, the amount of any dividends paid thereon, and the cash balance necessary to maintain liquidity.

  Assets invested in the IBM Stock Fund will be expressed in whole and fractional shares (in units effective May 18, 1995, to allow for daily settlement of fund transactions). In addition, interest will be earned on money that is in the participant's account awaiting investment in IBM common stock.

  An investment in a single stock is generally more risky than in-vesting in a broadly diversified group of stocks.

  On January 1, 1995, IBM corporate officers became eligible to par-ticipate in the IBM Stock Fund.

  Investments  in  the  IBM  Stock Fund are managed by Bankers Trust
  Company.

  FIXED INCOME FUND - Preservation of principal with a relatively stable and predictable rate of interest.

  Investments consist of interest-bearing instruments, including corporate and U.S. government securities, mortgages, bank time de-posits, and contracts with insurance companies, banks, and other financial institutions.

  The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based upon the contract issuer's in-vestment experience for the assets or pooled assets supporting the contract or upon another formula applicable under the contract.

  Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. Certain of the investment con-tracts are held in trusts owned by the Plan, and managed by insur-ance companies or financial institutions. Such investment contracts provide for return of principal and interest earned, with interest rates being fixed quarterly. The contract value of the investments held in trusts at December 31, 1996 and 1995 was $1,929,759,841 and $2,078,123,243 respectively, fair value being $1,927,922,000 and $2,063,402,258 respectively.

  IBM selects the various contracts and oversees eight external bond managers who are responsible for the individual portfolios within the Fixed Income Fund. IBM will take steps to place investments with highly rated institutions and money managers, but cannot guarantee the return of either principal or interest.


  TOTAL BOND MARKET FUND - Effective May 1, 1996, the Total Bond Market Fund became available as an investment option. The Total Bond Market Fund seeks investment results that modestly exceed the total return of the Lehman Brothers Aggregate Bond Index, a broad market-weighted index comprised of U.S. Treasury and agency secu-rities, corporate investment-grade bonds and mortgage-backed secu-rities, each with maturities exceeding one year.

  Investments in the Total Bond Market Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.


  U. S. GOVERNMENT SECURITIES FUND - Effective June 28, 1996, the U.S. Government Securities Fund (USGSF) was closed. Contributions to the USGSF were suspended on May 1, 1996. Participants who had not instructed the Plan's trustee to transfer their USGSF balances into alternative investment funds by June 28, 1996, had any bal-ances remaining in the USGSF automatically transferred on their behalf to the Fixed Income Fund on that day. With the closing of USGSF, the ten percent Balanced Asset Fund allocation previously targeted for the USGSF was directed to the Total Bond Market Fund.


  INTERNATIONAL STOCK FUND - Long-term capital growth with a market rate of return from a diversified group of equity holdings in the major stock markets of Europe, Asia/Pacific, South Africa, and Latin America.

  These Equity market investments are based on the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index and the Morgan Stanley Capital International Emerging Markets Free ex Malaysia Index (EMF ex Malaysia). The combination of developed and developing markets may serve to reduce the overall volatility within the fund's portfolio and help reduce risk.

  The fund is passively managed, that is, the managers do not ac-tively select investments, but instead follow EAFE and EMF ex Malaysia Index characteristics. Prior to August 1, 1996, the International Stock Fund had a modified country weighting that limited investments in the stocks of any one country to twenty-five percent of the fund. Effective August 1, 1996, this twenty-five percent limitation on stocks from any one country was removed to better diversify the fund for participants. Dividend income is reinvested in the fund.

  The International Stock Fund is designed to broaden and supplement Plan investment options by offering a way to participate in for-eign equity markets, while maintaining diversification within and across different assets classes. Like U.S. equities, foreign eq-uities are subject to price fluctuations. In addition, they are impacted by other factors such as foreign currency exchange fluc-tuations that affect the dollar value of the fund.

  Investments in the International Stock Fund are managed by Bankers Trust Company.


  LIFE STRATEGY FUNDS:

  On August 1, 1996, the Plan was amended to include the addition of four Life Strategy Funds, one of which (the Moderate Life Strategy
  Fund) was created from the existing Balanced Asset Fund. The Life Strategy Funds diversify their assets among the following five ex-isting Plan funds: Large Company Index Fund, Small Company Stock Fund, International Stock Fund, Fixed Income Fund, and Total Bond
  Market  Fund.    The  Life  Strategy  Funds enable participants to
  choose from four different portfolios of stock, bond and fixed in-come investments, ranging from very conservative to aggressive, to pursue their personal financial goals. The Funds are rebalanced monthly by Bankers Trust Company to the target allocations as the value of the underlying investment funds fluctuate. For example, if stocks declined in value, more would be purchased to maintain the desired stock allocation within the Funds. The Life Strategy Funds are pa-ssively managed, meaning the fund managers do not actively select investments, but instead follow investment allocations set by the staff of the IBM Retirement Fund. The underlying funds are managed by Bankers Trust Company and State Street Global Advisors.

  The four Life Strategy Funds and their target allocations are as follows:


  INCOME PLUS LIFE STRATEGY FUND - Seeks investment returns which modestly and fairly consistently outpace inflation, with a target allocation of twenty percent stocks and eighty percent fixed income/bonds. The Income Plus Life Strategy Fund is intended for the more risk-averse investor with a generally short time horizon desiring more security in their investment.

  Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the tar-get allocations as shown: Large Company Index Fund - 11%, Small Company Stock Fund - 4%, International Stock Fund - 5%, Fixed In-come Fund - 75%, and Total Bond Market Fund- 5%.

  The Income Plus Life Strategy Fund is  managed  by  Bankers  Trust
  Company.


  CONSERVATIVE LIFE STRATEGY FUND - Seeks to moderately outpace in-flation over the long term with a fair measure of consistency, and a target allocation of forty percent stocks and sixty percent fixed income/bonds. The Conservative Life Strategy Fund is de-signed for risk-averse investors with a short to medium time hori-zon.

  Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the tar-get allocations as shown: Large Company Index Fund - 23%, Small Company Stock Fund - 7%, International Stock Fund - 10%, Fixed In-come Fund - 50%, and Total Bond Market Fund - 10%.

  The Moderate Life Strategy Fund is managed by Bankers Trust Com-pany.


  AGGRESSIVE LIFE STRATEGY FUND - Seeks to provide high returns over longer time periods with a target allocation of eighty percent stocks and twenty percent fixed income/bonds. The Aggressive Life Strategy Fund is intended for higher-risk tolerant investors with a long time horizon. Investors in this fund should anticipate oc-casional annual losses in pursuit of long-term higher returns.

  Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the tar-get allocations as shown: Large Company Index Fund - 45%, Small Company Stock Fund - 15%, International Stock Fund - 20%, Fixed Income Fund - 0%, and Total Bond Market Fund - 20%.

  The Aggressive Life Strategy Fund is managed by Bankers Trust Com-pany.

  NOTE 4 - PLAN TRANSFERS:


  The transfers below represent the participants' account balances attributable to employees transferred to(from) IBM:


  On October 3, 1995, IBM acquired all of the outstanding shares of Early, Cloud and Company. As a result of this transaction, there were net transfers of cash and securities of $5,328,395 during 1996 between the Plan and a similar savings plan established by Early, Cloud and Company.

  On December 29, 1995, Altium Corporation was merged into IBM. As a result of this transaction, there were net transfers of cash and securities of $98,924 during 1996 between the Plan and a similar savings plan established by Altium Corporation.

  On February 1, 1996, approximately 146 employees of Commonwealth Edison were transferred to IBM's wholly owned subsidiary, Inte-grated Services Solutions Corporation (ISSC) as a result of an outsourcing agreement between ISSC and Commonwealth Edison. Ac-cordingly, there were net transfers of cash and securities of $904,203 during 1996 between the Plan and a similar savings plan established by Commonwealth Edison.

  On March 1, 1996, IBM acquired all of the outstanding shares of Tivoli Systems, Inc. As a result of this transaction, there were net transfers of cash and securities of $4,320,323 during 1996 be-tween the Plan and a similar savings plan established by Tivoli Systems, Inc.

  On April 3, 1996, approximately 50 employees of Washington Mutual, Inc. were transferred to IBM's wholly owned subsidiary, Inte-grated Services Solutions Corporation (ISSC) as a result of an outsourcing agreement between ISSC and Washington Mutual, Inc. Accordingly, there were net transfers of cash and securities of $590,602 during 1996 between the Plan and a similar savings plan established by Washington Mutual, Inc.

  During 1996, approximately 470 employees of Ameritech Corporation were transferred to IBM's wholly owned subsidiary, Integrated Ser-vices Solutions Corporation (ISSC) as a result of an outsourcing agreement between ISSC and Ameritech Corporation. Accordingly, there were net transfers of cash and securities of $20,211,002 during 1996 between the Plan and a similar savings plan estab-lished by Ameritech Corporation.

  NOTE 5 - INCOME TAXES:


  The Trust established under the Plan is qualified under the appro-priate section of the Internal Revenue Code and intends to con-tinue as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable re-quirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

  NOTE 6 - TDSP INVESTMENT VALUATIONS:


  The following schedules summarize the fair value of investments, and the related net unrealized and realized gain/loss on investments by type of investment (dollars in thousands):

                                                  Fair value determined by
                                           ----------------------------------
  December 31, 1996:                           Quoted
                                               market   Estimates
                                               prices  of Trustee       Total
                                           ----------  ----------  ----------


  Interest in equity-oriented General      $6,013,408              $6,013,408
   Employee Benefit Trust pooled funds

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds                         426,042                 426,042

  Investment contracts                                 $3,601,544   3,601,544

  Interest in bond market-oriented General
   Employee Benefit Trust pooled funds        166,579                 166,579

  IBM common stock                            738,140                 738,140
                                           ----------  ---------- -----------
       Total                               $7,344,169  $3,601,544 $10,945,713
                                           ==========  ========== ===========

  December 31, 1995:

  Interest in equity-oriented General
   Employee Benefit Trust pooled funds     $4,408,095              $4,408,095

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds                         327,791                 327,791

  Investment contracts                                 $3,528,652   3,528,652

  Interest in U.S. Government Securities-
   oriented General Employee Benefit Trust
   pooled funds                                94,870                  94,870


  IBM common stock                            524,270                 524,270
                                           ----------  ----------  ----------
       Total                               $5,355,026  $3,528,652  $8,883,678
                                           ==========  ==========  ==========

  Net Unrealized and Realized Gain (Loss) on investments (dollars in thousands):

                                        For the year ended
                                         December 31, 1996
                                        __________________
  Investments at fair value
   determined by quoted market
   price:

  Interest in General Employee
   Benefit Trust pooled funds                 $  968,431

  U.S. Government Treasury Securities                606

  IBM common stock                               309,381
                                              ----------
       Total                                  $1,278,418
                                              ==========



  NOTE 7 - RELATED PARTY TRANSACTIONS


  At December 31, 1996 and 1995, a majority of the Plan's assets were invested in Bankers Trust Company Funds. Bankers Trust also acts as the trustee and recordkeeper for the Plan.

  At December 31, 1996, the Plan held 4,872,209 shares of IBM common stock valued at $738,139,664. At December 31, 1995, the Plan held 5,737,561 shares of IBM common stock valued at $524,269,636.

  On April 29, 1997, IBM stockholders approved amendments to the Certificate of Incorporation reducing the par value of common shares from $1.25 per share to $.50 per share, and granting common stockholders of record at the close of business on May 9, 1997 one additional share for each share held. As a result of this amend-ment, the restated number of shares of IBM common stock held by the Plan at December 31, 1996 and 1995 was 9,744,418 and 11,475,122, respectively.

  NOTE 8 - SUBSEQUENT EVENTS


  Effective March 1, 1997, the beneficiary procedures were changed for single employees who have not designated a beneficiary under the Plan. Previously, the beneficiary would be deemed to be the same beneficiary as designated under the IBM Group Life Insurance Plan. This beneficiary default provision has been amended and no longer reverts to the participant's IBM Group Life Insurance Plan designation. As of March 1, 1997, where there is no benefi-ciary designated, or if the beneficiary is deceased at the time of the participant's death, payment will be made in the following or-der as appropriate: to the spouse, if living; to the surviving children in equal shares; to the surviving parents, equally. If no spouse, child or parent is living, payment will be made to the executors or administrators of the estate.


NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the
Trustee based on each daily valuation date (weekly valuation date prior to May 1995):

Month in 1996: January  February    March    April      May       June     July      August September   October  November  December
               -------  --------   -------  -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.64     $2.65     $2.66    $2.67     $2.68     $2.69     $2.71     $2.72     $2.73     $2.74     $2.75     $2.77
 Units         120,124   120,751   122,133  120,999   119,745   119,783   124,007   123,588   124,888   130,306   129,666   133,005

Large Company:
 Unit Value      $8.84     $8.92     $9.01    $9.14     $9.38     $9.41     $9.00     $9.19     $9.70     $9.97    $10.73    $10.51
 Units         309,650   314,150   317,118  318,117   320,200   322,687   321,301   320,973   321,724   323,166   324,584   322,490

Small Company:
 Unit Value      $2.13     $2.20     $2.23    $2.31     $2.37     $2.31     $2.15     $2.27     $2.38     $2.36     $2.48     $2.50
 Units         598,638   608,361   620,607  633,474   653,998   664,618   658,066   656,698   660,639   659,099   654,576   654,679

IBM Stock:
 Unit Value      $1.17     $1.32     $1.19    $1.16     $1.15     $1.07     $1.16     $1.24     $1.34     $1.39     $1.72     $1.63
 Units         513,539   470,126   488,838  534,811   523,446   516,551   530,792   505,503   486,583   454,992   463,575   457,102

Fixed Income:
 Unit Value      $2.41     $2.43     $2.44    $2.45     $2.46     $2.48     $2.49     $2.50     $2.52     $2.53     $2.54     $2.56
 Units       1,401,954 1,384,909 1,386,221 1357,435 1,342,046 1,351,613 1,357,960 1,342,752 1,345,238 1,346,021 1,329,688 1,342,498

U.S. Gov't Securities:
 Unit Value      $1.26     $1.25     $1.25    $1.25     $1.26
 Units          48,561    51,616    51,957   49,138    39,722

International Stock:
 Unit Value      $1.38     $1.39     $1.42    $1.45     $1.44     $1.45     $1.41     $1.41     $1.45     $1.44     $1.49     $1.47
 Units         290,669   310,633   319,418  328,688   335,969   341,392   344,349   344,971   345,601   338,509   332,798   330,724

Total Bond Market:
 Unit Value                                             $1.00     $1.01     $1.01     $1.01     $1.03     $1.05     $1.07     $1.06
 Units                                                 14,489    22,065    26,832    27,951    28,279    31,880    35,899    39,788

Income Plus Life Strategy:
 Unit Value                                                                 $1.00     $1.01     $1.02     $1.03     $1.05     $1.05
 Units                                                                        964     8,752    11,071    15,961    18,370    20,942

Conservative Life Strategy:
 Unit Value                                                                 $1.00     $1.01     $1.03     $1.04     $1.08     $1.07
 Units                                                                      3,947    31,534    38,527    52,169    62,531    69,049

Moderate Life Strategy:
 Unit Value      $1.37     $1.38     $1.39    $1.41     $1.43     $1.43     $1.39     $1.41     $1.46     $1.48     $1.54     $1.53
 Units         285,015   307,322   315,723  322,975   330,625   338,452   344,288   376,007   386,389   409,115   423,328   425,043

Aggressive Life Strategy:
 Unit Value                                                                 $1.00     $1.02     $1.06     $1.07     $1.13     $1.12
 Units                                                                      2,426    30,389    41,124    63,108    77,649    82,729


  NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (continued):
             (FUND UNITS IN THOUSANDS):


Month in 1995: January  February   March     April      May       June     July      August September   October  November  December
               -------  --------  -------   -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.49     $2.50    $2.51     $2.52     $2.53     $2.55     $2.56     $2.57     $2.58     $2.60     $2.61     $2.62
 Units         117,856   118,622  119,962   120,287   121,132   121,227   121,365   121,297   120,439   122,200   120,986   119,966

Large Company:
 Unit Value      $6.41     $6.60    $6.90     $7.11     $7.03     $7.47     $7.72     $7.74     $8.06     $8.04     $8.39     $8.55
 Units         276,726   278,725  281,144   284,767   287,334   288,823   292,279   294,360   296,640   299,649   302,759   303,706

Small Company:
 Unit Value      $1.62     $1.67    $1.71     $1.74     $1.78     $1.86     $1.97     $2.01     $2.05     $2.00     $2.09     $2.11
 Units         496,429   499,477  507,382   509,649   511,873   515,922   529,079   543,027   558,526   570,575   580,171   583,983

IBM Stock: *
 Unit Value     $79.44    $82.75   $89.85   $100.42     $1.00     $1.03     $1.17     $1.11     $1.02     $1.05     $1.04     $ .99
 Units           5,227     5,191    5,365     5,591   519,376   539,093   548,645   537,717   509,260   527,096   533,740   541,417

Fixed Income:
 Unit Value      $2.26     $2.27    $2.29     $2.30     $2.31     $2.32     $2.34     $2.35     $2.36     $2.37     $2.39     $2.40
 Units       1,496,781 1,505,9031,514,466 1,506,456 1,507,751 1,502,008 1,484,360 1,482,601 1,476,160 1,458,025 1,438,589 1,426,435

U.S. Gov't Securities:
 Unit Value      $1.14     $1.16    $1.17     $1.18     $1.20     $1.20     $1.21     $1.21     $1.22     $1.23     $1.24     $1.25
 Units          39,616    40,293   41,552    42,205    43,446    44,594    45,414    46,358    46,222    46,855    46,894    47,702

International Stock:
 Unit Value      $1.15     $1.17    $1.23     $1.30     $1.28     $1.27     $1.34     $1.29     $1.32     $1.30     $1.32     $1.37
 Units         259,799   253,705  253,298   255,244   259,044   258,699   258,609   259,281   256,017   256,658   258,133   260,421

Balanced Asset:
 Unit Value      $1.12     $1.14    $1.17     $1.19     $1.21     $1.23     $1.26     $1.26     $1.29     $1.29     $1.32     $1.34
 Units         173,338   174,897  177,344   180,962   185,214   189,578   197,253   204,496   208,183   232,163   252,869   259,940


  * NOTE: Effective May 18, 1995, the IBM Stock Fund changed from share accounting to unit value accounting to provide for daily settlement of fund transactions.


                                                                      SCHEDULE I

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                         IBM TAX DEFERRED SAVINGS PLAN
      ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1996

                                               Total                          Current
                                          Shares/Units or      Cost            Value
                                          Maturity Value   (In Thousands)  (In Thousands)
                                          ---------------  --------------  --------------
  INTEREST IN BANKERS TRUST COMPANY POOLED FUNDS:

  Discretionary Cash Fund                 426,042,077        $  426,042      $  426,042
                                                             ==========      ==========
  Equity Index Funds                      127,608,848        $4,245,253      $6,013,408
                                                             ==========      ==========
  Bond Index Fund                          15,709,332        $  159,970         166,579
                                                             ==========      ==========

  COMMON STOCK:

  IBM Stock Fund                            4,872,209        $  461,256      $  738,140
                                                             ==========      ==========


                                              Total           Contract
                                          Shares/Units or      Value
                                           Maturity Value   (In Thousands)
                                          ---------------   -------------
  INVESTMENT CONTRACTS:

  Bankers Trust Company
  #90-023         8.24%    5/15/1997       10,392,802        $   10,393

  Bankers Trust Company
  #90-060         8.24%    5/15/1997        6,137,647             6,138

  Bankers Trust Company
  #91-028         8.24%    5/15/1997        5,085,482             5,086

  Black Rock
  #95235          7.53%    9/30/1999      101,846,755           101,847

  Brundage Story & Rose
  #93-597         6.45%     1/1/1999       79,192,456            79,192

  CDC Bric
  BR 130-02       7.42%    10/1/1999       76,259,375            76,259

  CIGNA
  #25189          6.31%    9/30/1998       51,575,482            51,576

  CIGNA
  #25193          6.60%    9/30/1999       60,974,408            60,974


                                               Total          Contract
                                          Shares/Units or      Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                          ---------------  --------------
  CIGNA
  #25181          7.73%    9/30/1999       27,007,073       $    27,007

  Citibank
  #178360         6.75%     1/2/1999      176,106,068           176,106

  Citibank
  #178362         5.17%   12/31/1998       55,701,330            55,701

  Citibank
  #178364         6.51%     7/1/1999       78,640,516            78,641

  Citibank
  #178365         7.21%     4/1/1998       26,967,830            26,968

  CNA Insurance
  GP 13078        8.05%     4/1/1999       32,408,181            32,408

  CNA Insurance
  GP 13078-016    5.79%     4/1/1999       75,011,535            75,012

  Connecticut General Life
  #D025146        8.29%     6/1/1999       39,999,272            39,999

  John Hancock Life Insurance Co.
  GAC #5627       9.07%     7/1/1997       14,272,030            14,272

  John Hancock Life Insurance Co.
  GAC #8663       6.85%    11/1/2002      131,781,949           131,782

  Hartford Life
  #10254           8.08%   3/31/1999       27,009,849            27,010

  Loomis Sayles
  #93-599          5.37%    9/1/1998       53,622,327            53,622

  Loomis Sayles
  # 96014          6.83%   10/1/1998      104,747,818           104,748


                                               Total          Contract
                                          Shares/Units or      Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                          ---------------  --------------
  Metropolitan Life Insurance Co.
  MM-70834         6.70%    1/1/1999        7,674,096       $     7,674

  Metropolitan Life Insurance Co.
  GAC #24650       6.75%    7/1/2001       73,256,933            73,257

  Metropolitan Life Insurance Co.
  GAC #13630       5.20%    4/1/1998       79,546,817            79,547

  Metropolitan Life Insurance Co.
  GAC #13831       6.90%    1/2/1998       60,343,465            60,344

  Metropolitan Life Insurance Co.
  GAC #13993       8.04%   3/31/1999       20,004,238            20,004

  New York Life Insurance Company
  GA-06554-001     7.56%    7/1/1997      306,449,347           306,449

  New York Life Insurance Company
  GA-06554-002     5.35%    1/1/1999       82,497,673            82,498

  New York Life Insurance Company
  GA-06554-003     7.13%    7/1/1999       63,223,151            63,223

  Pacific Investment Management Co.
  #242             6.43%   Non-Maturing   149,446,119           149,446

  Pacific Investment Management Co.
  #915             6.17%   10/1/1996       64,304,131            64,304

  Pacific Investment Management Co.
  #916             4.84%    1/1/1999       42,547,707            42,548

  Principal Mutual
  #4-23271         6.53%    7/1/2000       62,239,869            62,240

  Principal Mutual
  #4-23271-Z       7.26%    7/1/2001       61,363,203            61,363

  Prudential Asset Management Co.
  GA-7406          7.03%    4/1/1998      109,090,327           109,090

  Prudential Asset Management Co.
  GA-7406-212      6.49%   6/30/1999       80,701,071            80,701


                                               Total          Contract
                                          Shares/Units or      Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                          ---------------  --------------
  Prudential Asset Management Co.
  GA-7406-213      7.17%   10/1/1998       103,552,408        $  103,552

  Prudential Asset Management Co.
  GA-7913          7.34%   3/31/2000       101,801,366           101,801

  Putnam Management Group
                   3.79%    4/1/1998       267,708,664           267,709

  Sanford C. Bernstein
  #93-598          4.77%    7/1/1998        51,158,754            51,159

  State Street Global Advisors
  #103177          6.74%   6/30/2000       224,291,561           224,292

  Union Bank of Switzerland
  #2001            7.81%    1/1/1997        10,198,457            10,199

  Union Bank of Switzerland
  #2010            7.15%    4/1/1998       145,484,081           145,484

  Union Bank of Switzerland
  #2071            5.17%   10/1/1998        50,649,781            50,650

  Union Bank of Switzerland
  #2096            7.98%   12/15/1997       25,336,135            25,336

  Union Bank of Switzerland
  #2097            8.07%    6/15/1998       25,270,403            25,270

  Union Bank of Switzerland
  #2187            7.04%   10/25/2018       48,983,419            48,983

  Union Bank of Switzerland
  #2188            7.02%   12/25/2021       49,680,225            49,680

                                                              __________

                                                              $3,601,544
                                                              ==========

                                                                              SCHEDULE II

                         INTERNATIONAL BUSINESS MACHINES CORPORATION
                                   IBM TAX DEFERRED SAVINGS PLAN
                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                        DECEMBER 31, 1996
                                     (Dollars in Thousands)

                                                 Cost of       Proceeds   Cost of Assets     Realized
                                    Volume      Purchases     from Sale      Disposed          Gain
                                    ------     ----------    ----------   --------------    ----------
  Bankers Trust Discretionary
   Cash Fund
     - Acquisition Transactions        366     $  613,229          -              -               -
     - Disposal Transactions           266           -        $ 566,026     $  566,026            -

  Bankers Trust Directed Account
   Cash Fund
     - Acquisition Transactions        408     $1,597,661          -              -               -
     - Disposal Transactions           472           -       $1,562,944     $1,562,944            -

  International Business Machines
   Corporation Common Stock
     - Acquisition Transactions         69     $  287,019          -              -               -
     - Disposal Transactions            97           -       $  380,850     $  265,846       $ 115,004

  Bankers Trust Large
   Capitalization Equity Index Fund
     - Acquisition Transactions        610     $  531,276          -              -               -
     - Disposal Transactions           256           -       $  273,353     $  195,466       $  77,887

  State Street Russell Small
   Company Non Common
     - Acquisition Transactions         28     $1,668,569          -              -               -
     - Disposal Transactions            40           -       $   48,781     $   47,262       $   1,519

  State Street Russell Special
   Small Company
     - Acquisition Transactions         81     $  267,152          -              -               -
     - Disposal Transactions            44           -       $1,664,464     $1,271,637       $ 392,827

  Bankers Trust Daily International
   Equity Index Fund
     - Acquisition Transactions        432     $  638,323          -              -               -
     - Disposal Transactions           129           -       $   49,917     $   48,481       $   1,436

  Bankers Trust Daily Non Japanese
   Equity Index Fund
     - Acquisition Transactions        156     $   92,925          -              -               -
     - Disposal Transactions            66           -       $  405,970     $  341,854       $  64,116

  * NOTE: Cumulative transactions involving an amount in excess of 5 percent of the value of plan assets.
